SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning the announcement of the completion of the acquisition of Logica PLC dated August 20, 2012.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI completes Logica acquisition and announces

new operations leadership team

All cash transaction creates global IT leader

London, UK and Montreal, Canada, August 20, 2012 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB), a leading provider of information technology and business process services, announced today that it has completed its acquisition of Logica plc for 105 pence per ordinary share for a total purchase price of £1.7 billion (C$2.7 billion) plus the assumption of Logica’s net debt of £322 million (C$499 million) based on Logica’s December 31, 2011 financial statements. The cash acquisition of all the issued and to be issued ordinary shares of Logica was effected by means of Court sanctioned scheme of arrangement in the UK. Logica shareholders had voted 99.54% in favour of CGI’s offer at a general shareholders meeting held in London on July 16, 2012. Conditions to the transaction were satisfied and all required regulatory approvals were received.

The combined company has approximately 72,000 professionals in more than 40 countries and pro forma annual revenue of C$10.4 billion and offers clients around the world the best mix of business and technology expertise as well as a unique combination of local and global delivery options.

“With the closing of the transaction, our focus is squarely on meeting the expectations of our clients and welcoming our new employees to the CGI family,” said Michael E. Roach, President and CEO of CGI.

The Company is also pleased to announce its new global operations organization and the appointment of the following leaders, each reporting to Mr. Roach, effective immediately:

•	João Baptista: President, Nordics, Southern Europe and South America

•	Serge Dubrana: President, Central and Eastern Europe (including Netherlands, Germany and Belgium)

•	Tim Gregory: President, United Kingdom

•	Colin Holgate: President, Asia Pacific (including Australia, India, Philippines and the Middle East)

•	Jean-Marc Lazzari: President, France (including Luxembourg and Morocco)

•	Doug McCuaig: President, Canada

•	George Schindler: President, United States

“The path to continued success requires ongoing change,” added Mr. Roach. “We have assembled a very strong operations leadership team, drawing from the best of both Logica and CGI. Together we are aligned around the commitment to create additional value for our clients, our professionals and our shareholders.”

As a result of the completion of the Logica acquisition, the 46.7 million subscription receipts that were previously issued to Caisse de dépôt et placement du Québec will be automatically exchanged into new Class A shares in CGI today.

Forward-looking statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United

States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

About CGI

Founded in 1976, CGI Group Inc. is the sixth largest independent information technology and business process services firm in the world. With approximately 72,000 professionals located in offices and global delivery centers in the Americas, Europe and Asia Pacific, CGI offers a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as more than 100 proprietary solutions. With combined annualized revenue of approximately $10.4 billion and an estimated order backlog of approximately $17.7 billion, CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. Website: www.cgi.com.

For more information:

Lorne Gorber

Senior Vice-President, Global Communications and

Investor Relations

CGI

514-841-3355

lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: August 20, 2012	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer